UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the first quarter results ended July 22, 2007

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

August 29, 2007
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

QUARTERLY REPORT 1

For the 12-week period
ended July 22, 2007

Management’s Discussion and Analysis

The purpose of this Management’s Discussion and Analysis (MD&A) is, as required by regulators, to explain management’s point of view on Alimentation Couche-Tard Inc.’s (Couche-Tard) financial condition and results of operations as well as the performance during the first quarter of fiscal year ending April 27, 2008. More specifically, it outlines our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader’s understanding of the quarterly consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By "we", "our", "us" and "the Company", we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard’s 2007 Annual Report, which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov and on the Company website at www.couche-tard.com.

Forward-Looking Statements

This MD&A includes certain statements that are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words "believe", "intend", "expect", "estimate" and other similar expressions are generally intended to identify forward-looking statements. It is important to know that the forward-looking statements in this MD&A describe our expectations as at August 29, 2007, which are not guarantees of future performance of Couche-Tard or its industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard’s or the industry’s outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under "Business Risks" and "Other Risks" in our 2007 Annual Report as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business

We are the leader in the Canadian convenience store industry. With respect to our positioning in North America, we are the second-largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores.

Our network is comprised of 5,615 convenience stores throughout North America, including 3,444 stores with motor fuel dispensing. We are present in nine North American markets, including six in the United States covering 29 states and three in Canada covering six provinces. More than 45,000 people are employed throughout our network and at the Service offices.

Our mission is to offer our clients the best service on the market by developing a customized and friendly relationship while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients’ demands in a clean and welcoming environment. Our positioning in the industry stems primarily from the success of our business model, which is based on a decentralized management structure and operational expertise that is enhanced by our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, as well as our continued investments in our proprietary brand products, our IMPACT program and the technological development of our stores.

The convenience store sector is fragmented. Our industry is in a consolidation and restructuring phase following the stiff competition and fluctuations in motor fuel margins. Economies of scale are now essential to succeed in this business sector. We are participating in this process through our acquisitions and we believe that it is still possible for industry participants that have a good financial position such as Couche-Tard to grow through mergers and acquisitions.

Main Accounting Estimates, Changes in Accounting Principles and Consolidated Income Statement Categories

On April 30, 2007, we adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, "Financial Instruments – Recognition and Measurement" establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. This new standard must be implemented retroactively without restatement of prior periods’ financial statements.

We made the following classifications:

Financial assets and liabilities	Classification	Subsequent measurement (1)	Classification of gains and losses
Cash and cash equivalents	Held-for-trading	Fair value	Net earnings
Accounts receivable	Loans and receivables	Amortized cost	Net earnings
Investments in publicly-traded securities	Available-for-sale	Fair value	Other comprehensive income
Bank indebtedness and long-term debt	Other financial liabilities	Amortized cost	Net earnings
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	Net earnings
(1) Initial measurement of all financial assets and liabilities is at fair value.

As of April 30, 2007, the impact of the implementation of the classifications described above is a $0.5 million increase in Other assets, a $0.1 million increase in the long-term Future income tax liability and a $0.4 million increase in Accumulated other comprehensive income. These adjustments relate to an investment in publicly-traded securities held by the Company. For the 12-week period ended July 22, 2007, the impact is an increase of $0.1 million in other comprehensive income.

Section 3855 also requires that transaction costs be i) recognized in income when incurred or ii) added to or deducted from the amount of the financial asset or liability to which they are directly attributable when the asset or liability is not classified as held-for-trading. We have deferred financing costs attributable to our Subordinated unsecured debt which were previously deferred and amortized over the term of the debt. Consequently, we elected to apply the accounting policy that consists of deducting financing costs from the amount of the financial liability to which they are directly attributable. As of April 30, 2007, this change resulted in a decrease of $11.6 million in Deferred charges and $13.1 million in Long-term debt, as well as an increase of $0.6 million in the long-term Future income tax liability and of $0.9 million in Retained earnings. For the 12-week period ended July 22, 2007, the impact was not significant.

Hedges

Effective April 30, 2007, we adopted CICA Handbook Section 3865, "Hedges", which establishes circumstances under which hedge accounting may be applied. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses related to a hedging item and to the hedged item are recognized in net income in the same period.

As described in Note 4 and Note 23 of the consolidated financial statements included in the 2007 Annual Report, we use interest rate swaps as part of our management of the interest rate of our Subordinated unsecured debt. These interest rate swaps have been designated and documented as an effective fair value hedge of the Subordinated unsecured debt. Under the new standard, changes in the fair value of the swaps and the debt are recognized in net income, counterbalancing with the exception of any ineffective portion of the hedging relationship. On the balance sheet, the fair value of the interest swaps is recorded in Other assets if it is favourable for the Company or in Deferred credits and other liabilities if it is unfavourable for the Company.

We also designate our entire US dollar denominated long-term debt as a foreign exchange hedge of our net investment in our U.S. self-sustaining subsidiaries. Accordingly, corresponding foreign exchange gains and losses are recorded in Accumulated other comprehensive income in the shareholders’ equity to offset the foreign currency translation adjustments on the investments.

As of April 30, 2007, these changes resulted in an increase of $14.9 million in Deferred credits and other long-term liabilities and in a decrease of $14.9 million in Long-term debt.

Comprehensive Income

On April 30, 2007, we adopted CICA Handbook Section 1530, "Comprehensive Income". This Section introduces a new financial statement which presents the change in equity of an enterprise from transactions and other events and circumstances from non-owner sources. These transactions include net changes in unrealized gains and losses on translating Canadian and corporate operations into the reporting currency as well as unrealized gains and losses related to changes in the fair value of certain financial instruments that are not recorded in net earnings. These two types of transactions are recorded in other comprehensive income.

The result of the implementation of this new standard is that, beginning in the first quarter of fiscal 2008, we include, in our consolidated financial statements, a consolidated statement of comprehensive income while the cumulative net changes in other comprehensive income are included in accumulated other comprehensive income, which is presented as a new category of shareholders’ equity. Consequently, an amount of $97.8 million presented in cumulative translation adjustments as at April 29, 2007 has been reclassified to Accumulated other comprehensive income.

Disclosure and Presentation

On April 30, 2007, we adopted CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation", which replaces Section 3860 of the same name. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

Equity

Effective April 30, 2007, we adopted CICA Handbook Section 3251, "Equity", which replaces Section 3250, "Surplus". This new section establishes standards for the presentation of equity and changes in equity during the reporting period and requires the Company to present, separately, equity components and changes in equity arising from i) net earnings; ii) other comprehensive income; iii) other changes in retained earnings; iv) changes in contributed surplus; v) changes in share capital; and vi) changes in reserves.

Fiscal 2009

In December 2006, the CICA issued three new standards: Section 3862 "Financial Instruments – Disclosures", Section 3863 "Financial Instruments – Presentation" and Section 1535 "Capital Disclosures". These three new standards are applicable to fiscal years beginning on or after October 1, 2007.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section complements principles of recognition, measurement and presentation of financial instruments of Section 3855 "Financial Instruments – Recognition and Measurement", 3863 "Financial Instruments – Presentation" and 3865 "Hedges".

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It complements standards of Section 3861 "Financial Instruments – Disclosure and Presentation".

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed to enable users of financial statements to evaluate the entity’s objectives, policies and procedures for managing capital.

We will implement these three new standards in our first quarter of fiscal year 2009 and we are currently evaluating the impact of their adoption on our consolidated financial statements.

Inventories

In June 2007, the CICA issued Handbook Section 3031 "Inventories", in replacing Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. Finally, the section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

This new standard is applicable to fiscal years beginning on or after January 1, 2008. The difference in the measurement of opening inventory may be applied to the opening inventory for the period, with an adjustment to opening retained earnings without prior periods being restated, or retrospectively with a restatement of prior periods.

We will implement this standard in our first quarter of fiscal year 2009 and we are currently evaluating the impact of its adoption on our consolidated financial statements.

Exchange Rate Data

The Company reports in US dollars given the predominance of its operations in the United States and its US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended
	July 22, 2007	July 23, 2006
Average for period (1)	0.9313	0.8966
Period end	0.9537	0.8784

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Overview of the First Quarter of 2008

Business acquisitions

On June 5, 2007, we acquired 28 company-operated stores operating under the Sterling banner and five land parcels, all located in northwest Ohio, United States, from Sterling Stores LLC.

During the quarter, we also acquired four other stores through four separate transactions.

Dividends

The Board of Directors declared a quarterly dividend of Cdn$0.03 per share for the fourth quarter of 2007 to shareholders on record as at July 26, 2007 and approved its payment for August 3, 2007. On August 29, 2007, the Board of Directors declared a quarterly dividend of Cdn$0.03 per share for the first quarter of fiscal 2008 to shareholders on record as at September 5, 2007, and approved its payment for September 13, 2007. These are eligible dividends within the meaning of the Income Tax Act.

Outstanding shares and stock options

As at August 24, 2007, Couche-Tard had 56,175,312 Class A multiple voting shares and 146,641,334 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 8,816,569 outstanding stock options for the purchase of Class B subordinate voting shares.

Event subsequent to the first quarter of 2008

Share repurchase program

On August 8, 2007, we began a share repurchase program to purchase up to 2,808,765 of the 56,175,312 Class A multiple voting shares and 7,332,066 of the 146,641,334 Class B subordinate voting shares issued and outstanding as at July 27, 2007 (representing 5% of the Class A multiple voting shares and 5% of the Class B subordinate voting shares, issued and outstanding as at that date, respectively). In accordance with the Toronto Stock Exchange requirements, a maximum daily repurchase of 25% of the daily trading averages for the six months preceding July 27, 2007 may be made. By making such purchases, the number of Class A multiple voting shares and of Class B subordinate voting shares in circulation will be reduced and the proportionate interest of all remaining shareholders in the Company’s share capital will be increased on a pro rata basis. The share repurchase period will end no later than August 7, 2008. All shares purchased under the share repurchase program will be cancelled.

Summary of changes in our stores during the first quarter of 2008

The following table presents certain information regarding changes in our stores over the 12-week period ended July 22, 2007:

	Company-
	operated
	stores	Affiliated stores	Total

Number of stores, beginning of period	4,072	1,441	5,513
Acquisitions	32	-	32
Openings / constructions / additions	10	89	99
Closures / withdrawals	(15)	(14)	(29)
Conversions into company-operated stores	3	(3)	-
Number of stores, end of period	4,102	1,513	5,615

During the quarter, we also implemented our IMPACT program in 67 company-operated stores. As a result, 52.4% of our company-operated stores have now been converted to our IMPACT program, which gives us considerable opportunity for future internal growth.

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 12-week periods ended July 22, 2007 and July 23, 2006:

(In millions of US dollars, unless otherwise stated)	12-week periods ended
	July 22, 2007	July 23, 2006	Variation
Statement of Operations Data:
Merchandise and service revenues (1):
United States	838.5	705.5	133.0	18.9%
Canada	424.1	387.7	36.4	9.4%
Total merchandise and service revenues	1,262.6	1,093.2	169.4	15.5%
Motor fuel revenues:
United States	2,022.3	1,520.7	501.6	33.0%
Canada	288.6	243.2	45.4	18.7%
Total motor fuel revenues	2,310.9	1,763.9	547.0	31.0%
Total revenues	3,573.5	2,857.1	716.4	25.1%
Merchandise and service gross profit (1):
United States	273.8	237.2	36.6	15.4%
Canada	147.5	135.4	12.1	8.9%
Total merchandise and service gross profit	421.3	372.6	48.7	13.1%
Motor fuel gross profit:
United States	109.5	70.3	39.2	55.8%
Canada	18.2	15.4	2.8	18.2%
Total motor fuel gross profit	127.7	85.7	42.0	49.0%
Total gross profit	549.0	458.3	90.7	19.8%
Operating, selling, administrative and general expenses	393.9	339.4	54.5	16.1%
Depreciation and amortization of property and equipment and other assets	37.7	27.8	9.9	35.6%
Operating income	117.4	91.1	26.3	28.9%
Net earnings	69.1	44.6	24.5	54.9%
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	33.4%	34.1%	(0.7%)
United States	32.7%	33.6%	(0.9%)
Canada	34.8%	34.9%	(0.1%)
Growth of same-store merchandise revenues (2) (3):
United States	3.5%	4.7%
Canada	5.4%	2.9%
Motor fuel gross margin:
United States (cents par gallon) (3)	16.73	13.60	3.13	23.0%
Canada (Cdn cents per litre)	5.00	4.75	0.25	5.3%
Volume of motor fuel sold (4):
United States (millions of gallons)	685.2	534.9	150.3	28.1%
Canada (millions of litres)	390.6	361.7	28.9	8.0%
Growth of same-store motor fuel volume (3):
United States	(1.8%)	3.6%
Canada	7.6%	3.4%
Per Share Data:
Basic net earnings per share (dollars per action)	0.34	0.22	0.12	54.5%
Diluted net earnings per share (dollars per action)	0.33	0.21	0.12	57.1%

	July 22, 2007	April 29, 2007	Variation
Balance Sheet Data:
Total assets	3,181.6	3,043.2	138.4	4.5%
Interest-bearing debt	847.3	870.0	(22.7)	(2.6%)
Shareholders’ equity	1,255.6	1,145.4	110.2	9.6%
Ratios:
Net interest-bearing debt/total capitalization (5)	0.35:1	0.39:1
Net interest-bearing debt/EBITDA (6)	1.28:1 (7)	1.48:1

(1)

Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2)

Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.

(3)

For company-operated stores only.

(4)

Includes volume of franchisees and dealers.

(5)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(6)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(7)

This ratio was standardized over a period of one year. It includes the results of the first quarter of the year ending April 27, 2008 as well as the second, third and fourth quarters of the year ended April 29, 2007.

Analysis of consolidated results for the first quarter of 2008

Revenues

Our revenues amounted to $3.6 billion for the 12-week period ended July 22, 2007, up $716.4 million for an increase of 25.1%, of which $572.6 million is attributable to the acquisitions carried out over the past 12 months. We earned 80.1% of our revenues in the United States, compared with 77.9% in the same quarter of the previous year.

The growth of merchandise and service revenues was $169.4 million or 15.5%, of which $102.8 million was generated by the stores acquired during the past 12 months and $16.3 million was generated by the 3.9% appreciation of the Canadian dollar against its U.S. counterpart. Internal growth, as measured by the increase in same-store merchandise revenues, was 3.5% in the United States and 5.4% in Canada. This satisfactory growth of 3.5% in the U.S. stems primarily from our pricing strategies customized for the competitive environment of each of our six region markets. More, the implementation of beer caves in our IMPACT renovations continues to provide sustained growth in this product category. The Canadian market continues to benefit from the ongoing economic boom in Western Canada. The Eastern and Central regions of the country also performed well with their customized product offering and promotions.

Motor fuel revenues increased $547.0 million or 31.0%, of which $67.6 million stems from a higher average retail price at the pump in our US and Canadian company-operated stores, as shown in the following table, beginning with the second quarter of the year ended April 29, 2007:

					Weighted
Quarter	2nd	3rd	4th	1st	average
52-week period ended July 22, 2007
United States (US dollars per gallon)	2.61	2.26	2.52	2.98	2.60
Canada (Cdn cents per litre)	89.87	80.27	90.11	98.49	89.22
53-week period ended July 23, 2006
United States (US dollars per gallon)	2.62	2.33	2.30	2.86	2.51
Canada (Cdn cents per litre)	95.65	84.61	88.63	96.08	90.82

The stores acquired over the past 12 months contributed 142.3 million gallons during the first quarter, or $469.8 million in revenues. Internal growth, as measured by same-store motor fuel volume, fell 1.8% in the United States and rose 7.6% in Canada. In the first quarter of 2008, our Southeast and Florida/Gulf Coast regions made efforts to rebuild their clientele, following their strategies of the last quarter of fiscal 2007. These efforts were not done at the expense of the margin. In the U.S. Great Lakes region, our competitors had recourse during the quarter to very aggressive promotions in which we did not participate, choosing to preserve our margin. In Canada, growth is due to the strong economy in Western Canada combined with the pricing strategies implemented in Central Canada and the growing popularity of the CAA program in Quebec.

Gross profit

The merchandise and service gross margin was 33.4% in the first quarter of 2008,, down from 34.1% in the first quarter of 2007. In the United States, the gross margin was 32.7%, down from 33.6% last year and in Canada, it fell slightly to 34.8% from 34.9% last year. In the U.S., facing an unstable economic environment and continuous high motor fuel retail prices, many of our regional markets chose to be conservative and selected strategies aiming to maintain and increase their customer base. This involved customized, aggressive promotions which did not pass increased supply costs completely to customers. These strategies will be re-assessed as customers and competitors become more responsive to retail price increases. Also, some of the stores acquired during the last 12 months were pursuing a discount strategy which has also depressed our margins and will require some time to improve. In Canada, the slight drop in gross margin also results from our more aggressive pricing strategies and from a more important percentage of lower margin items in our product-mix.

The motor fuel gross margin for our company-operated stores in the United States increased to 16.73¢ per gallon compared with 13.60¢ per gallon the previous year. The trend in Canada was similar—the motor fuel gross margin was Cdn5.00¢ per litre compared with Cdn4.75¢ per litre for the quarter ended July 23, 2006. As we stated in previous quarters, the volatility of gross margin from one quarter to another tends to stabilize on an annual basis.

The motor fuel gross margin of our company-operated stores in the United States for the last eight quarters was as follows:

(US cents per gallon)
					Weighted
Quarter	2nd	3rd	4th	1st	average
52-week period ended July 22, 2007
Before deduction of expenses related to electronic payment modes	20.73	13.19	13.12	16.73	15.61
Expenses related to electronic payment modes	3.77	3.12	3.59	4.15	3.62
After deduction of expenses related to electronic payment modes	16.96	10.07	9.53	12.58	11.99
53-week period ended July 23, 2006
Before deduction of expenses related to electronic payment modes	17.05	17.63	10.96	13.60	14.82
Expenses related to electronic payment modes	3.50	3.24	3.31	3.82	3.46
After deduction of expenses related to electronic payment modes	13.55	14.39	7.65	9.78	11.36

Operating, selling, administrative and general expenses

Operating, selling, administrative and general expenses increased by 0.2% as a percentage of merchandise and service revenues. This is primarily due to the increase in expenses related to electronic payment modes, which vary in line with motor fuel retail prices. Excluding such expenses, operating, selling, administrative and general expenses fell 0.3%, confirming our tightened management of these costs.

Earnings before interests, taxes, depreciation and amortization [ EBITDA ]1

EBITDA increased by 30.4%, of which 17.3% results from internal growth, following the reasons mentioned above. Applying a comparable motor fuel net margin2, EBITDA is showing a growth of 22.5% for the first quarter of fiscal 2008.

Depreciation and amortization of property and equipment and other assets

The increase in depreciation expense stems primarily from investments made over the past 12 months through acquisitions and from the ongoing implementation of the IMPACT program in our network.

Financial expenses

Financial expenses were up $6.5 million compared with the quarter ended July 23, 2006. The increase is primarily due to higher average borrowings partially offset by the drop in the average interest cost.

Income taxes

The income tax rate for this quarter is 32.5%, down from the 34.0% posted last year. This excludes the unusual income tax expense of $9.9 million recorded during the first quarter of 2007 following the adoption by the Government of Quebec of Bill 15 in the National Assembly of Quebec.

Net earnings

We closed the first quarter of fiscal 2008 with net earnings of $69.1 million, which equals $0.34 per share or $0.33 per share on a diluted basis, compared with $44.6 million last year. Net earnings rose $24.5 million or 54.9%. If we consider a comparable motor fuel net margin2 and exclude the unusual income tax expense posted following the adoption of Bill 15, net earnings would have increased by $8.2 million or 18.4% The stores acquired during the last 12 months have contributed positively to net earnings of the quarter. They have not generated their full potential yet, but their integration is going according to plan.

______________________
1   Earnings before interests, taxes, depreciation and amortization is not a performance measure defined by Canadian GAAP, but management, investors and analysts use this measure to evaluate our operating and financial performance. Note that our definition of this measure may differ from the ones used by other companies.
2   The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before.

Liquidity and Capital Resources

Our sources of liquidity remain unchanged compared with the fiscal year ended April 29, 2007. For further information, please consult the 2007 Annual Report.

We have interest rate swap agreements, which we entered into in 2004 with three banks. The terms of the agreements remain unchanged compared with the information provided in our 2007 Annual Report.

With respect to our capital expenditures and the acquisitions that we carried out during the quarter, they were financed using available cash flow and our operating credit. We expect that our cash available from operations together with borrowings available under our revolving credit facilities, as well as potential sale and leaseback transactions, will meet our liquidity needs in the foreseeable future.

Our credit facilities have not changed with respect to their terms of use since April 29, 2007. As at July 22, 2007, $525.0 million of the Company’s term revolving unsecured operating credit had been used and the effective interest rate was 6.23%. The Company also has a $350.0 million subordinated unsecured debt. Following the adoption of the new CICA Handbook Sections on financial instruments, we deducted from this debt the fair value of the above-mentioned swap agreements as well as the financial expenses incurred in relation to that debt. In addition, standby letters of credit in the amount of Cdn$0.8 million and Cdn$16.6 million were outstanding as at July 22, 2007.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	12-week periods ended
			Variation
	July 22, 2007	July 23, 2006	$
Operating activities
Cash flows (1)	106.3	75.7	30.6
Other	(18.5)	17.1	(35.6)
Net cash provided by operating activities	87.8	92.8	(5.0)
Investing activities
Business acquisitions	(53.8)	(139.9)	86.1
Purchase of property and equipment, net of proceeds from the disposal of property
and equipment	(34.7)	(28.0)	(6.7)
Proceeds from sale and leaseback transactions	10.7	5.2	5.5
Other	(1.0)	(8.2)	7.2
Net cash used in investing activities	(78.8)	(170.9)	92.1
Financing activities
Increase in long-term borrowing	11.8	-	11.8
Issuance of shares	4.1	-	4.1
Repayment of long-term debt	(0.1)	(1.9)	1.8
Net cash provided by (used in) financing activities	15.8	(1.9)	17.7
Company credit rating
Standard and Poor’s	BB	BB
Moody’s	Ba1	Ba1

(1)

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of assets and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities

During the first quarter, the cash used in other elements related to operating activities is due to the variance in non-cash working capital, which results primarily from the increase in inventory and accounts receivable, offset in part by the increase in income taxes payable.

Investing activities

Our major investment during the quarter was the acquisition of the Sterling stores. Capital expenditures are primarily related to the ongoing implementation of our IMPACT program throughout our network, as well as the replacement of equipment in some of our stores to enhance our offering of products and services.

Financing activities

During the first quarter of fiscal 2008, we borrowed $11.8 million through our operating credit and issued shares following the exercise of stock options in the amount of $4.1 million.

Financial Position as at July 22, 2007

As shown by our indebtedness ratios included in the "Selected Consolidated Financial Information" section and our net cash provided by operating activities, our financial position is excellent.

The increase in our total assets stems primarily from the $57.8 million increase in Property and equipment and the $35.0 million increase in Inventory. These increases are primarily due to the acquisition of 28 Sterling stores. Our Cash and cash equivalents also increased by $29.6 million, resulting mainly from net cash provided by operating activities.

Contractual Obligations and Commercial Commitments

There were no major changes during the quarter ended July 22, 2007, with respect to our contractual obligations and commercial commitments. For more information, please refer to our 2007 Annual Report.

Selected Quarterly Financial Information (Unaudited)

(In millions of US dollars except for per share data,	12-week
unaudited)	period
	ended
	July 22,					Extract from the 53-week period
	2007	52-week period ended April 29, 2007				ended April 30, 2006
Quarter	1st	4th	3rd	2nd	1st	4th	3rd	2nd
Weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks	13 weeks	16 weeks	12 weeks
Revenues	3,573.5	2,972.6	3,498.0	2,759.7	2,857.1	2,638.9	2,944.2	2,391.9
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	155.1	99.0	125.0	149.2	118.9	84.0	128.2	115.6
Depreciation and amortization of property and equipment and other assets	37.7	34.4	43.3	28.3	27.8	26.8	33.4	24.0
Operating income	117.4	64.6	81.7	120.9	91.1	57.2	94.8	91.6
Financial expenses	15.0	14.4	16.6	8.5	8.5	8.5	10.8	7.5
Net earnings	69.1	33.4	43.7	74.7	44.6	32.1	54.5	55.5
Net earnings per share
Basic	$0.34	$0.17	$0.22	$0.37	$0.22	$0.16	$0.27	$0.27
Diluted	$0.33	$0.16	$0.21	$0.36	$0.21	$0.15	$0.26	$0.27

Outlook

During fiscal 2008, we will pursue our investments in order to deploy our IMPACT program in approximately 400 stores and to build or acquire approximately 60 stores on a individual basis. Our capital budget for the fiscal year 2008 is approximately $300.0 million, which we plan to finance with our net cash provided by operating activities. We are confident we will be able to carry out approximately 250 store acquisitions.

While we are aware that our results depend on several external factors, including the exchange rate effect and the motor fuel net margin, we are confident we will be able to increase our profitability during this fiscal year.

August 29, 2007

CONSOLIDATED STATEMENTS OF EARNINGS
 (in millions of US dollars, except per share amounts, unaudited)

For the 12-week periods ended	July 22,	July 23,
	2007	2006
	$	$
Revenues	3,573.5	2,857.1
Cost of sales	3,024.5	2,398.8
Gross profit	549.0	458.3

Operating, selling, administrative and general expenses	393.9	339.4
Depreciation and amortization of property and equipment and other assets	37.7	27.8
	431.6	367.2
Operating income	117.4	91.1
Financial expenses	15.0	8.5
Earnings before income taxes	102.4	82.6
Income taxes (Note 9)	33.3	38.0
Net earnings	69.1	44.6

Net earnings per share (Note 4)
Basic	0.34	0.22
Diluted	0.33	0.21
Weighted average number of shares (in thousands)	202,599	202,041
Weighted average number of shares – diluted (in thousands)	208,169	208,125
Number of shares outstanding at end of period (in thousands)	202,817	202,048

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (NOTE 2)
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 22,	July 23,
	2007	2006
	$	$
Net earnings	69.1	44.6
Other comprehensive income, net of income taxes
Net change in unrealized gains (losses) on translating Canadian and corporate operations into the reporting currency	40.3	(8.3)
Net change in unrealized gains on available-for-sale financial assets	0.1	-
Other comprehensive income	40.4	(8.3)
Comprehensive income	109.5	36.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
 (in millions of US dollars, unaudited)

For the 12-week periods ended	July 22,	July 23,
	2007	2006
	$	$
Balance, beginning of period	13.4	9.4
Stock-based compensation (Note 6)	1.1	1.0
Fair value of stock options exercised	(1.5)	-
Balance, end of period	13.0	10.4

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 22,	July 23,
	2007	2006
	$	$
Balance, beginning of period, as previously reported	681.9	505.0
Impact of changes in accounting policies (Note 2)	0.9	-
Balance, beginning of period, as restated	682.8	505.0
Net earnings	69.1	44.6
	751.9	549.6
Dividends	(5.8)	(4.5)
Balance, end of period	746.1	545.1

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (NOTE 2)
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 22,	July 23,
	2007	2006
	$	$
Balance, beginning of period, as previously reported (Note 2)	97.8	100.6
Impact of changes in accounting policies (Note 2)	0.4	-
Balance, beginning of period, as restated	98.2	100.6
Net changes in other comprehensive income during the period, net of income taxes	40.4	(8.3)
Balance, end of period	138.6	92.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 22,	July 23,
	2007	2006
	$	$
Operating activities
Net earnings	69.1	44.6
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits and financing fees recorded in long-term debt	33.0	25.0
Future income taxes	5.4	4.1
(Gain) loss on disposal of property and equipment and other assets	(1.2)	2.0
Deferred credits	4.9	5.0
Other	3.4	3.7
Changes in non-cash working capital	(26.8)	8.4
Net cash provided by operating activities	87.8	92.8

Investing activities
Business acquisitions (Note 3)	(53.8)	(139.9)
Purchase of property and equipment	(39.6)	(31.2)
Proceeds from sale and leaseback transactions	10.7	5.2
Proceeds from disposal of property and equipment and other assets	4.9	3.2
Increase in other assets	(1.0)	(3.2)
Liabilities related to business acquisitions	-	(5.0)
Net cash used in investing activities	(78.8)	(170.9)

Financing activities
Increase in long-term debt	11.8	-
Issuance of shares	4.1	-
Repayment of long-term debt	(0.1)	(1.9)
Net cash provided by (used in) financing activities	15.8	(1.9)
Effect of exchange rate fluctuations on cash and cash equivalents	4.8	(1.7)
Net increase (decrease) in cash and cash equivalents	29.6	(81.7)
Cash and cash equivalents, beginning of period	141.7	331.5
Cash and cash equivalents, end of period	171.3	249.8

Supplemental information:
Interest paid	22.9	17.1
Income taxes paid	12.0	3.7

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at July 22,	As at April 29,
	2007	2007
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	171.3	141.7
Accounts receivable	216.8	199.0
Inventories	417.1	382.1
Prepaid expenses	13.6	13.5
Future income taxes	21.2	22.7
	840.0	759.0
Property and equipment	1,729.4	1,671.6
Goodwill	387.2	373.8
Trademarks and licenses	168.7	168.7
Deferred charges	14.1	25.8
Other assets	41.6	43.4
Future income taxes	0.6	0.9
	3,181.6	3,043.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	752.3	740.3
Income taxes payable	63.4	46.6
Current portion of long-term debt	0.5	0.5
Future income taxes	0.1	0.1
	816.3	787.5
Long-term debt	846.8	869.5
Deferred credits and other liabilities	185.5	161.9
Future income taxes	77.4	78.9
	1,926.0	1,897.8

Shareholders' equity
Capital stock	357.9	352.3
Contributed surplus	13.0	13.4
Retained earnings (Note 2)	746.1	681.9
Accumulated other comprehensive income (Note 2)	138.6	97.8
	1,255.6	1,145.4
	3,181.6	3,043.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Compan    y in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 29, 2007, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2007 Annual Report (the 2007 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results expected for the full year.

The Company’s business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer’s sales.

2. ACCOUNTING CHANGES

Financial Instruments – Recognition and Measurement

On April 30, 2007, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 "Financial Instruments – Recognition and Measurement", which establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. This new standard must be implemented retroactively without restatement of prior periods financial statements.

The Company made the following classifications:

Financial assets and liabilities	Classification	Subsequent measurement (1)	Classification of gains and losses
Cash and cash equivalents	Held-for-trading	Fair value	Net earnings
Accounts receivable	Loans and receivables	Amortized cost	Net earnings
Investments in publicly-traded securities	Available-for-sale	Fair value	Other comprehensive income
Bank indebtedness and long-term debt	Other financial liabilities	Amortized cost	Net earnings
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	Net earnings

(1) Initial measurement of all financial assets and liabilities is at fair value.

As of April 30, 2007, the impact of the implementation of the classifications described above is a $0.5 increase in Other assets, a $0.1 increase in the long-term Future income tax liability and a $0.4 increase in Accumulated other comprehensive income. These adjustments relate to an investment in publicly-traded securities held by the Company. For the 12-week period ended July 22, 2007, the impact is an increase of $0.1 in other comprehensive income.

Section 3855 also requires that transaction costs be i) recognized in income when incurred or ii) added to or deducted from the amount of the financial asset or liability to which they are directly attributable when the asset or liability is not classified as held-for-trading. The Company has deferred financing costs attributable to its Subordinated unsecured debt which were previously deferred and amortized over the term of the debt. Consequently, the Company elected to apply the accounting policy that consists of deducting financing costs from the amount of the financial liability to which they are directly attributable. As of April 30, 2007, this change resulted in a decrease of $11.6 in Deferred charges, of $13.1 in Long-term debt, in an increase of $0.6 in the long-term Future income tax liability and of $0.9 in Retained earnings. For the 12-week period ended July 22, 2007, the impact is not significant.

Hedges

Effective April 30, 2007, the Company adopted CICA Handbook Section 3865 "Hedges", which establishes circumstances under which hedge accounting may be applied. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses related to a hedging item and to the hedged item are recognized in net income in the same period.

As described in Note 4 and Note 23 of the consolidated financial statements included in the 2007 Annual Report, the Company uses interest rate swaps as part of its program for managing the interest rate of its Subordinated unsecured debt. These interest rate swaps have been designated and documented as an effective fair value hedge of the Subordinated unsecured debt. Under the new standard, changes in the fair value of the swaps and the debt are recognized in net income, counterbalancing each other, with the exception of any ineffective portion of the hedging relationship. On the balance sheet, the fair value of the interest swaps is recorded in Other assets if it is favourable for the Company or in Deferred credits and other liabilities if it is unfavourable for the Company.

The Company also designates its entire US dollars denominated long-term debt as a foreign exchange hedge of its net investment in its U.S. self-sustaining subsidiaries. Accordingly, corresponding foreign exchange gains and losses are recorded in Accumulated other comprehensive income in the Shareholders’ equity to offset the foreign currency translation adjustments on the investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

As of April 30, 2007, these changes resulted in an increase of $14.9 in Deferred credits other long-term liabilities and in a decrease of $14.9 in Long-term debt.

Comprehensive Income

On April 30, 2007, the Company adopted CICA Handbook Section 1530 "Comprehensive Income". This Section introduces a new financial statement which presents the change in equity of an enterprise from transactions and other events and circumstances from non-owner sources. These transactions include net changes in unrealized gains and losses on translating Canadian and corporate operations into the reporting currency as well as unrealized gains and losses related to changes in the fair value of certain financial instruments that are not recorded in net earnings. These two types of transactions are recorded in Other comprehensive income.

The result of the implementation of this new standard is that, beginning in the first quarter of fiscal 2008, the Company includes, in its consolidated financial statements, a consolidated statement of comprehensive income while the cumulative net changes in other comprehensive income are included in Accumulated other comprehensive income, which is presented as a new category of Shareholders’ equity. Consequently, an amount of $97.8 presented in cumulative translation adjustments as at April 29, 2007 has been reclassified to Accumulated other comprehensive income.

Disclosure and presentation

On April 30, 2007, the Company adopted CICA Handbook Section 3861 "Financial Instruments – Disclosure and Presentation", which replaces Section 3860, of the same name. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

Equity

Effective April 30, 2007, the Company adopted CICA Handbook Section 3251 "Equity", which replaces Section 3250 "Surplus". This new section establishes standards for the presentation of equity and changes in equity during the reporting period and requires the Company to present separately equity components and changes in equity arising from i) net earnings; ii) other comprehensive income; iii) other changes in retained earnings; iv) changes in contributed surplus; v) changes in share capital; and vi) changes in reserves.

3. BUSINESS ACQUISITIONS

Effective June 5, 2007, the Company purchased 28 company-operated stores and five land parcels from Sterling Stores LLC. The acquired stores operate under the Sterling banner in northwest Ohio, United States.

In addition, during the 12-week period ended July 22, 2007, the Company purchased four stores through four distinct transactions.

These acquisitions were settled for a total cash consideration of $53.8, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of assets acquired, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	3.1
Property and equipment	47.0
Total tangible assets	50.1
Liabilities assumed
Accounts payable and accrued liabilities	0.3
Deferred credits and other liabilities	0.5
Total liabilities	0.8
Net tangible assets acquired	49.3
Non-compete agreements	1.0
Goodwill	3.5
Total consideration paid, including direct acquisition costs	53.8

The Company expects that approximately $2.4 of the goodwill related to these transactions will be deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

4. NET EARNINGS PER SHARE

	12-week period			12-week period
	ended July 22, 2007			ended July 23, 2006

		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	69.1	202,599	0.34	44.6	202,041	0.22

Dilutive effect of stock options		5,570	(0.01)		6,084	(0.01)
Diluted net earnings available for Class A and B shareholders	69.1	208,169	0.33	44.6	208,125	0.21

A total of 610,645 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12-week period ended July 22, 2007. There are 230,600 stock options excluded from the calculation for the 12-week period ended July 23, 2006.

5. CAPITAL STOCK

As at July 22, 2007, the Company has 56,175,312 (56,232,652 as at July 23, 2006) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 146,641,334 (145,815,634 as at July 23, 2006) outstanding Class B subordinate voting shares each comprising one vote per share.

6. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at July 22, 2007, 8,820,715 stock options for the purchase of Class B subordinate voting shares are outstanding (9,299,780 as at July 23, 2006). These stock options can be gradually exercised at various dates until May 15, 2017, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Three series of stock options totaling 95,000 stock options at exercise prices ranging from Cdn$23.35 to Cdn$23.54 were granted since the beginning of the fiscal year.

For the 12-week period ended July 22, 2007, the stock-based compensation costs amount to $1.1. For the 12-week period ended July 23, 2006, the stock-based compensation costs amount to $1.0.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the period:

❑ risk-free interest rate of 4.23%;
❑ expected life of 8 years;
❑ expected volatility of 32%;
❑ expected quarterly dividend of Cdn$0.03 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$10.06 (Cdn$11.70 as at July 23, 2006). A description of the Company’s stock-based compensation plan is included in Note 20 of the consolidated financial statements presented in the 2007 Annual Report.

7. EMPLOYEE FUTURE BENEFITS

For the 12-week period ended July 22, 2007, the Company’s total net pension expense included in its consolidated statement of earnings amounts to $1.4. For the corresponding 12-week period ended July 23, 2006, the expense is $1.2. The Company’s pension plans are described in Note 21 of the consolidated financial statements presented in the 2007 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (in millions of US dollars, except per share amounts, unaudited)

8. SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period			12-week period
	ended July 22, 2007			ended July 23, 2006
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	838.5	424.1	1,262.6	705.5	387.7	1,093.2
Motor fuel	2,022.3	288.6	2,310.9	1,520.7	243.2	1,763.9
	2,860.8	712.7	3,573.5	2,226.2	630.9	2,857.1
Gross Profit
Merchandise and services	273.8	147.5	421.3	237.2	135.4	372.6
Motor fuel	109.5	18.2	127.7	70.3	15.4	85.7
	383.3	165.7	549.0	307.5	150.8	458.3
Property and equipment and goodwill (a)	1,619.0	497.5	2,116.5	922.6	451.7	1,374.3

(a)

Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

9. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 12-week period ended July 23, 2006, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

10. RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IMPLEMENTED

Capital disclosures and financial instruments disclosures and presentation

In December 2006, the CICA issued three new standards: Section 3862 "Financial Instruments – Disclosures", Section 3863 "Financial Instruments – Presentation" and Section 1535 "Capital Disclosures". These three new standards are applicable to fiscal years beginning on or after October 1, 2007.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section complements principles of recognition, measurement and presentation of financial instruments of Section 3855 "Financial Instruments – Recognition and Measurement", 3863 "Financial Instruments – Presentation" and 3865 "Hedges".

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It complements standards of Section 3861 "Financial Instruments – Disclosure and Presentation".

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed to enable users of financial statements to evaluate the entity’s objectives, policies and procedures for managing capital.

The Company will implement these three new standards in its first quarter of fiscal year 2009 and is currently evaluating the impact of their adoption on its consolidated financial statements.

Inventories

In June 2007, the CICA issued Handbook Section 3031 "Inventories", in replacing Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. Finally, the section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (in millions of US dollars, except per share amounts, unaudited)

This new standard is applicable to fiscal years beginning on or after January 1, 2008. The difference in the measurement of opening inventory may be applied to the opening inventory for the period, with an adjustment to opening retained earnings without prior periods being restated, or retrospectively with a restatement of prior periods. The Company will implement this standard in its first quarter of fiscal year 2009 and is currently evaluating the impact of its adoption on its consolidated financial statements.

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to comply with the presentation adopted in the current year.

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